NEWS REALEASE TSX: KL

KIRKLAND LAKE GOLD ANNOUNCES MANAGEMENT APPOINTMENTS

Toronto, Ontario– January 3, 2017 - Kirkland Lake Gold Ltd. (“KL Gold” or the “Company”) (TSX:KL), is pleased to announce following the completion of the merger with Newmarket Gold Inc, additions to the Company’s management team that will enable KL Gold to optimize the performance of its portfolio of gold mines in Canada and Australia. The new management team brings a wealth of expertise that will be vital in positioning KL Gold as the preferred investment among mid-tier gold producers.

The Kirkland Lake Gold Executive Management Team lead by Anthony Makuch, President and Chief Executive Officer is comprised of Darren Hall, Chief Operating Officer, Phil Yee, Chief Financial Officer and Alasdair Federico, Executive Vice President, Corporate Affairs and CSR.

In addition, the Company is pleased to announce the appointment of John Landmark, as Vice President, Exploration, Australia, Jason Gregg as Vice President, Human Resources, Ryan King as Vice President, Investor Relations and Galina Meleger as Director, Corporate Communications, to complement the existing management team of KL Gold. The complete list of the Company’s management team can be found on our website at www.klgold.com. The new amalgamated company website is expected to be launched in January 2017.

Tony Makuch, President and CEO of the Company stated: "I am confident that the recent appointments will broaden and strengthen our management team. The expertise of our combined team is committed to value creation for our shareholders through responsible profitable production, operational excellence and growth through exploration and development. The new management appointments bring a significant amount of intellectual capital and will be key members of the new Company as we grow our strong foundation of quality gold production. On behalf of the Board of Directors, I would like to welcome each of them to the Management Team of KL Gold.”

New Executive Appointments

Darren Hall has a proven track record of increasing production, reducing operating costs, improving capital effectiveness and promoting health, safety and business excellence while maintaining a strong team working environment. Darren has over 30 years of experience in the mining industry and has proven to be a successful and trusted leader through his operational accomplishments. As COO, Darren brings a strong reputation for managing large workforces and multiple underground and open pit gold mines in a variety of jurisdictions. Darren joined Newmarket Gold in 2015 and was responsible for maintaining a strong foundation of quality gold production, yielding record operational results. Prior to joining Newmarket Gold, Darren worked for Newmont Mining Corporation where he held roles of increasing responsibility throughout the organization for almost 30 years. Under his leadership as Group Executive Operations for Newmont Asia Pacific, Darren managed a team of 14,000 employees producing 1.8 million ounces of gold annually from six operating mines across three countries. He also worked with Newmont in Peru, Indonesia and the United States and in Australia as General Manager of the Boddington Gold Mine where he led a team of 1,800 employees producing 750,000 ounces of gold annually. Darren graduated with a Bachelor of Mining Engineering (Hons) from the Western Australia School of Mines in Kalgoorlie.

Alasdair Federico is an experienced lawyer and business executive with over a decade of experience in corporate strategy and governance, including managing negotiations and relationships with investors, business partners, and other stakeholders. Prior to joining the Company, Alasdair was Vice-President, General Counsel and Corporate Secretary at Lake Shore Gold Inc., from 2008 until its acquisition by Tahoe Resources in April 2016. Prior to joining Lake Shore Gold, Alasdair worked for a prominent Canadian law firm in Toronto. Alasdair holds a Bachelor of Commerce from the Rotman School of Management at the University of Toronto and a Bachelor of Laws from the University of Western Ontario.

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New Management Appointments

John Landmark’s international career spans a diverse range of executive leadership, technical and advisory roles in exploration, mining operations, human resources, and safety risk management. John brings over 30 years of international mineral exploration and mining industry experience. John joined Newmarket Gold in 2016 and led the company’s exploration activities while being the Group functional head for Geology. Prior to joining Newmarket Gold, John was a Regional Head of Exploration for Anglo American plc, where he managed exploration programs for copper-gold, iron ore and coal in Australia, Indonesia, Papua New Guinea and Mongolia. Prior to this role, John led Anglo American’s exploration activities in Brazil. His exploration and mining geology career started out in South Africa and Namibia, and he then moved on to Australia. John holds a Master of Science in Exploration and Mining Geology from James Cook University in Australia and a Bachelor of Science (Hons) in Geology from Wits University in South Africa.

Jason Gregg is an experienced senior human resources executive, renowned for the ability to connect top quartile people practices to the financial bottom line of the organization. Jason has over 20 years of experience as a human resource professional and successfully integrated Newmarket and Crocodile Gold into a single highly functioning organization as the VP of Human Resources & Environment. Before joining Newmarket Gold, Jason provided HR consulting services to various mining organizations as well as other industries including forestry and technology. Prior to developing his consulting practice, Jason worked as a Human Resources executive in the mining industry with Farallon Mining and Nyrstar. Jason has also held senior level human resource roles with HDI, International Forest Products, Canadian Forest Products, and Teck. Jason holds a Masters of Business Administration and a Bachelor of Business Administration from Simon Fraser University in British Columbia, Canada.

Ryan King brings an established approach to investor relations, with specific and targeted applications for delivering shareholder value in the mining industry. Ryan has over 13 years of experience in increasingly senior capacities in capital markets in the resource sector and was responsible for leading the investor relations activities for Newmarket Gold, as the company attained significant growth and completed a transformational merger with Kirkland Lake Gold. Before joining Newmarket Gold, Ryan was involved in the acquisition of Terrane Metals in 2010 by Thompson Creek for $800 million. During his career, Ryan has assisted in raising $250 million for previous companies. Ryan holds a Bachelor of Commerce from Royal Roads University in British Columbia, Canada.

Galina Meleger has worked in the resource sector as a communications professional for ten years and was previously responsible for leading corporate communications initiatives at Newmarket Gold. Prior to that, Galina worked for KGHM, a Polish based mining company, responsible for internal and external communications for the North & South American division of KGHM. In 2010, Galina worked for Copper Mountain Mining Corporation, a Canadian based mining company, as a Corporate Communications & Investor Relations Manager, supporting external communications, investor relations and media initiatives for the company. Galina studied at the British Columbia Institute of Technology (BCIT), completing a Business Diploma in Financial Management.

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About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd., is a new mid-tier gold producer targeting +500,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from three high grade, low-cost operations including the Macassa Mine Complex and the Taylor Mine located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. Kirkland’s solid base of quality assets is complemented by development and district scale exploration projects, supported by a strong financial positon with extensive management and operational expertise.

For further information, please contact:
Kirkland Lake Gold Ltd.
www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com

The Toronto Stock Exchange has neither reviewed nor accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of KL Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding: (i) the potential impact of the new executive appointments on the business of the Company; and (ii) the anticipated release date of the Company’s new website.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although KL Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of KL Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of KL Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold and Newmarket with the Canadian securities regulators, including Kirkland Lake Gold’s and Newmarket’s respective annual information form, financial statements and related MD&A for the financial year ended December 31, 2015 and their interim financial reports and related MD&A for the period ended September 30, 2016 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

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Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although KL Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. KL Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.